Exhibit 16.1

September 30, 2022

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

We were previously principal accountants for Gatos Silver, Inc. and, under the date of March 31, 2021, we reported on the consolidated financial statements of Gatos Silver, Inc. as of and for the years ended December 31, 2020 and 2019. On September 28, 2022, we resigned. We have read Gatos Silver, Inc.’s statements included under Item 4.01 of its Form 8-K dated September 30, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with Gatos Silver, Inc. statement regarding the audit committee of the board of directors accepting KPMG’s resignation.

Very truly yours,

/s/ KPMG LLP